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                           CODE OF ETHICS AND CONDUCT
                             (Revised October 2005)

INTRODUCTION

In an effort to ensure that Sterling Johnston Capital Management ("SJCM") establish a record of integrity and high ethical standards employees(1) are required not only to comply with all applicable federal and state securities laws, but also with the following internal Code of Ethics and Conduct ("Code").

SJCM and its employees owe a fiduciary duty to its clients that require it to place client interests ahead of our own at all times. In an effort to avoid potential conflicts of interest SJCM employees must follow the following principles:

      1. Employees must at all times place the interests of Advisory Clients first.

      2. All personal securities transactions must be executed consistent with the Code.

      3. Employees must not take inappropriate advantage of their position. This includes appropriate use of investment advice and gifts or perquisites from brokers.

It is the responsibility of all employees to become familiar with the Code. Furthermore, the Code cannot anticipate all potential circumstances; consequently employees are required not only to abide by the letter of the Code, but also the spirit of the Code.

The Code applies to all employees.

PERSONAL ACCOUNTS

Employees of SJCM who wish to purchase or sell securities for their own accounts must follow certain procedures designed to avoid the potential conflicts of interest that can arise when buying or selling securities for personal accounts. These procedures include providing a personal trade ticket, pre-clearing transactions for certain market caps, respecting holding periods, and following a black-out period around Advisory Client trades.

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(1) This includes all employees who (i) in the course of their regular functions or duties, make (i.e., portfolio managers) or participate in making investment decisions or recommendations, including providing information and advice to portfolio managers (e.g., analysts); (ii) all employees who execute a portfolio manager's decisions (i.e., traders); (iii) any director, officer, general partner; and (iv) all employees who, in the course of their normal functions or duties, make, participate in, or obtain information regarding clients' purchases or sales of securities.
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PERSONAL TRADE TICKET AND PRE-CLEARANCE

A Personal Trade Ticket/Pre-Clearance Form must be provided to the Head of Trading (or the senior person on the trading desk) for every personal transaction executed in an individual stock or individual stock option. For transactions in stocks with a market capitalization less than $7 billion, pre-clearance must be obtained from the Head of Trading or Compliance Officer. Pre-clearance is valid only for the day on which the form is provided. For stocks with market capitalization greater than $7.0 billion, a Personal Trade Ticket/Pre-Clearance Form must still be submitted to the Head of Trading or Compliance Officer on the same day as the transaction but pre-clearance is not required.

Failure to provide a Personal Trade Ticket/Pre-Clearance Form or obtain necessary pre-clearance is a breach of the Code and may subject the employee to disciplinary action, up to and including termination of employment. Failure to provide a Personal Trade Ticket/Pre-Clearance Form or obtain necessary pre-clearance may also result in the trade being canceled with the employee bearing any loss that may occur. Any profits that result from an unauthorized trade may be required to be disgorged and will be donated to a charity designated by SJCM.

HOLDING PERIOD

As a general principle, personal securities transactions must be for investment purposes and not for the purposes of short term trading profits. As a result, there is a holding period of 120 days for securities under $3 billion in market cap, and a holding period of 30 days for securities between $3 billion and $7 billion in market cap. Holding periods do not apply for securities with a market cap greater than $7 billion, and when selling at a 10% or greater loss (a trade ticket is still required). Exceptions may be approved on a case-by-case basis by the Head of Trading or Compliance Officer.

BLACKOUT PERIOD

Employees will not be permitted to buy or sell securities for their personal accounts during the time SJCM has engaged in a transaction in the same or equivalent security for an Advisory Client until all transactions have been completed and for the following 5 days as per the SJCM Trading Allocation Policy. In the event an employee obtained pre-clearance for a transaction and a subsequent Advisory Client account transaction in the same security occurs within 5 days of the employee's transaction, SJCM's Compliance Officer will review the applicability of the disgorgement policy on a case by case basis.

MUTUAL FUND INVESTING

Investments in mutual funds for which SJCM acts as advisor or sub-advisor are not permitted at any time. All other mutual fund investments are allowed at any time provided the investment is held for a minimum of three days.

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SHORT-SELLING

Employees may not engage in short sales of stocks of companies with market capitalizations less than $7 billion.

OPTIONS

Employees may not trade options on stocks of companies with market capitalizations less than $7 billion.

INITIAL PUBLIC OFFERINGS

No employees may engage in a personal securities transaction in any security in an IPO. Exceptions are permissible only with the written consent of the Compliance Officer.

PRIVATE PLACEMENTS

Employees may not engage in a personal securities transaction in any security transaction in any security in a private placement without prior written approval of the Compliance Officer.

INSIDE INFORMATION

No employees may use material, non-public information about any issuer of securities, whether or not such securities are held in the portfolios of Advisory Clients or suitable for inclusion in such portfolios, for personal gain or on behalf of an Advisory Client.

PERSONAL TRANSACTION REPORTS

All employees must provide SJCM with copies of the transaction record portion of all brokerage account statements within 10 days after the end of each quarter.

PARTICIPATION IN OUTSIDE ACTIVITIES

All employees of SJCM must inform the Compliance Officer of any business relationship with an outside entity that could potentially create a conflict of interest with activities at SJCM.

CERTIFICATION OF COMPLIANCE

Upon employment and annually thereafter, each employee will be required to certify that he or she has read, understands and has complied with (or, in the case of new employees, will comply with) the Code.

GIFT POLICY

Individual employees are prohibited from accepting any physical gift with a value greater than $100 and from accepting any gift of lodging or air transportation. Employees should not accept offers of entertainment (tickets, dinner, golf, etc.) valued over $100 that do not include the participation of the donor/sponsor. Employees that receive a physical gift valued at greater than $100 should report them to the Compliance Officer so that it can be disposed of appropriately.

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                    Sterling Johnston Capital Management, LP


                           Code of Ethics and Conduct

I have received and agree to comply with the Sterling Johnston Code of Ethics and Conduct that was last revised October 2005.

Signature: ___________________________________________

Name:      ___________________________________________

Date:      ___________________________________________

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